14047628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.R. Schmeidler & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York	New York	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Kandel, Jr. (212) 687-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 3rd Floor, New York, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

I, Peter G. Kandel, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. Schmeidler & Co., Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

Peter G Kandel Jr
Signature

CFO and FinOp
Title

Elizabeth M Ciorciari 02/28/14
Notary Public

ELIZABETH M CIORCIARI
Notary Public - State of New York
NO. 01CI6077508
Qualified in Kings County
My Commission Expires July 15, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.R. Schmeidler & Co., Inc.
(a wholly-owned subsidiary of Hudson Valley Bank)
(SEC I.D. No. 8-16566)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012
AND
INDEPENDENT AUDITOR'S REPORT

* * * * * * *

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934, as a Public Document

A.R. SCHMEIDLER & CO., INC.
(A wholly owned-subsidiary of Hudson Valley Bank)
New York, New York

FINANCIAL STATEMENTS
December 31, 2013 and 2012

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co., Inc.
New York, New York

Report on the Financial Statements
We have audited the accompanying statements of financial condition of A.R. Schmeidler & Co., Inc. as of December 31, 2013 and 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of A.R. Schmeidler & Co., Inc. as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2014

A.R. SCHMEIDLER & CO., INC.
(A wholly-owned subsidiary of Hudson Valley Bank)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash	$ 15,661,260	$ 16,083,214
Receivable from broker	39,307	154,542
Deposit with clearing brokers	100,000	100,000
Advisory fees receivable	80,017	151,910
Securities owned at fair value	421,714	594,748
Property and equipment, at cost, net of accumulated depreciation $800,638 and $731,862	65,927	95,735
Leasehold improvements, at cost, net of accumulated amortization $891,619 and $757,827	460,949	580,091
Goodwill	3,773,262	22,473,262
Other intangible	712,500	902,500
Deferred tax asset (net of deferred tax payable)	4,215,366	-
Other assets	785,410	655,364
Total assets	$ 26,315,712	$ 41,791,366
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 776,433	$ 2,237,586
Deferred taxes payable (net of deferred tax assets)	-	3,025,808
Total liabilities	776,433	5,263,394
Stockholder's equity		
Common stock, $0.01 par value – authorized 100,000 shares; issued and outstanding, 20,000 shares	200	200
Additional paid-in-capital	25,602,101	25,602,101
Retained earnings	(63,022)	10,925,671
Total stockholder's equity	25,539,279	36,527,972
Total liabilities and stockholder's equity	$ 26,315,712	$ 41,791,366

See notes to accompanying financial statements.

NOTE 1 – ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Use of Estimates: The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those amounts. The accrual for loss contingencies is particularly subject to change in the near term.

Securities Transactions: The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales are reported as of the trade date.

Security Valuation: Marketable securities primarily consist of investments in mutual funds and are valued at fair value based upon the quoted market price for each security.

Goodwill and Other Intangible Assets: Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on the statement of financial condition.

Income Taxes: The Company is included in the consolidated federal return of its Parent. For financial reporting purposes, the Company settles its federal income tax accounts in accordance with an informal tax sharing agreement with the Parent. The Company files separate New York State and City tax returns.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Legal fees associated with loss contingencies are included in loss contingency accruals.

(Continued)

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant, unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities Owned at Fair Value

Securities owned consist of investments in mutual funds and the fair values are determined by quoted market prices on national exchanges (Level 1).

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, Using		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2013			
Assets:			
Securities owned – Mutual funds	$ 421,714	$ -	$ -
2012			
Assets:			
Securities owned – Mutual funds	$ 594,748	$ -	$ -

(Continued)

NOTE 4 – FIXED ASSETS

The major classes of fixed assets are as follows:

	Cost	Accumulated Depreciation & Amortization	Net of Accumulated Depreciation & Amortization
2013			
Leasehold improvements	$ 1,352,568	$ 891,619	$ 460,949
Furniture and equipment	648,970	583,043	65,927
Computer software	217,595	217,595	-
Total fixed assets	$ 2,219,133	$ 1,692,257	$ 526,876
2012			
Leasehold improvements	$ 1,337,918	$ 757,827	$ 580,091
Furniture and equipment	610,002	514,267	95,735
Computer software	217,595	217,595	-
Total fixed assets	$ 2,165,515	$ 1,489,689	$ 675,826

NOTE 5 – GOODWILL AND OTHER INTANGIBLES

In connection with the acquisition of the Company by its Parent in 2004, the Company recorded goodwill, which increased as the result of additional performance based payments over the five-year period subsequent to the acquisition. The Company also recorded customer relationship and non-compete agreement intangible assets, which have amortization periods of 13 and 7 years, respectively.

The change in goodwill during the year is as follows:

	2013	2012
Beginning of the year	$ 22,473,262	$ 22,473,262
Performance-based payment	-	-
Impairment losses	(18,700,000)	-
End of the year	$ 3,773,262	$ 22,473,262

NOTE 5 – GOODWILL AND OTHER INTANGIBLES (Continued)

The components of intangible assets are as follows as of December 31:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2013			
Customer list	$ 2,470,000	$ 1,757,500	$ 712,500
2012			
Customer list	$ 2,470,000	$ 1,567,500	$ 902,500

NOTE 6 – INCOME TAXES

Year-end deferred tax assets and liabilities are due to the following:

	2013	2012
Deferred tax assets	$ 4,251,035	$ 932,746
Deferred tax liabilities	(35,669)	(3,958,554)
Net deferred tax asset (liability)	$ 4,215,366	$ (3,025,808)

Deferred tax assets and liabilities relate primarily to tax-deductible goodwill, the amortization of identified intangibles and lease payments.

No amounts accrued for interest or penalties at December 31, 2013 or 2012.

The Company is subject to U.S. federal income tax as well as income tax of the state and city of New York. The Company is no longer subject to examination by taxing authorities for years before 2010.

(Continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases its main office under an operating lease.

Future minimum rental commitments on a cash basis are payable for the years ended December 31, as follows:

2014	$	664.120
2015		680,663
2016		697,624
2017		296,075
Thereafter		-

The minimum lease payments are subject to escalation payments. The tenant's minimum lease payments may be increased for the tenant's proportional share of tax increases against the land or building. The Company has a security deposit in the amount of $125,000 for the leased office space.

Loss Contingencies

The Securities and Exchange Commission (SEC) and the Department of Labor (DOL) concluded an investigation of the Company relating to its compliance and certain regulatory provisions of the Investment Advisers Act of 1940. The investigation resulted from a routine examination of the Company's brokerage practices and policies and disclosure about such practices. The company settled this matter with the SEC and the DOL on July 31, 2013 and August 31, 2013, respectively, and has paid for such resolutions. The Company expensed $85,783 and $1,125,000 in 2013 and 2012. Except for some residual legal fees for the final submission of reports to the SEC, which are expected to be completed during the 2nd quarter of 2014, the Company believes through its discussions with the SEC and DOL that this matter has been closed.

NOTE 8 – CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(Continued)

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions with counterparties which are primarily broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2013 and 2012, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits. Amounts due from depository institutions at year end were as follows:

	2013	2012
Due from Depository Institutions:		
Hudson Valley Bank (Parent)	$ 9,013,434	$ 9,350,000
JP Morgan Chase Bank, N.A.	6,647,575	6,732,964
Pershing LLC	100,000	100,000

NOTE 10 – RELATED PARTY TRANSACTIONS

As of December 31, 2013 the Company had no outstanding payables for referral fees or taxes to the Parent. As of December 31, 2013, the Company had outstanding overhead payable of $22,000 to the Parent. As of December 31, 2012, the Company had outstanding payables for referral fees of $79,279, overhead payable of $22,000, and taxes payable of $42,920 to the Parent.

NOTE 11 – NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum "net capital" amount, as defined under such rule.

As of December 31, 2013 and 2012, the Company's net capital was computed to be $6,888,060 and $2,732,276, exceeding its minimum requirements of $100,000 and $149,172 by $6,788,060 and $2,583,103. The ratio of aggregate indebtedness to the net capital was 0.11 to 1 and 0.82 to 1 at December 31, 2013 and 2012.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.